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                               October 19, 2021

       Russell Stidolph
       Chief Executive Officer
       AltEnergy Acquisition Corp.
       600 Lexington Avenue
       9th Floor
       New York, NY 10022

                                                        Re: AltEnergy
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 7,
2021
                                                            File No. 333-258594

       Dear Mr. Stidolph:

               We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed October 7, 2021

       Risk Factors
       Our amended and restated certificate of incorporation requires...,, page
71

   1. Your disclosure states that the Court of Chancery and the federal courts for the District of
                                                        Delaware will have
concurrent jurisdiction for claims under the Securities Act. Article
                                                        X of your amended and
restated charter provides, however, that federal courts will be the exclusive jurisdiction
for claims under the Securities Act. Please address this
                                                        discrepancy. If federal
courts will be the exclusive forum for Securities Act claims, please clarify that Section 22
of the Securities Act creates concurrent jurisdiction for federal and state courts over all
suits brought to enforce any duty or liability created by the Securities
                                                        Act or the rules and
regulations thereunder and that there is uncertainty as to whether a court would enforce
your exclusive forum provision with regard to Securities Act claims.
 Russell Stidolph
AltEnergy Acquisition Corp.
October 19, 2021
Page 2

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff
Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameRussell Stidolph                       Sincerely,
Comapany NameAltEnergy Acquisition Corp.
                                                         Division of
Corporation Finance
October 19, 2021 Page 2                                  Office of Technology
FirstName LastName